Commission File Number 001-31914

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eleventh Meeting of the Fourth Session of the

Board of Supervisors of China Life Insurance Company Limited

The eleventh meeting (the “Meeting”) of the fourth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on April 25, 2014 at the conference room located at A18 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated April 11, 2014. All five supervisors of the Company, including Xia Zhihua, Shi Xiangming, Luo Zhongmin, Yang Cuilian and Li Xuejun, attended the Meeting in person. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “Company Law”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the First Quarter Report for the Year of 2014

The Supervisory Board believed that: The preparation and review procedures of the First Quarter Report for the Year of 2014 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report for the Year of 2014 was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal on Corporate Governance Report for the Year of 2013

Voting result: 5 for, 0 against, with no abstention

3.	Passed the Proposal on the Auditing on the Senior Management of the Company

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

4.	Passed the Proposal on the Self-appraisal Report on Internal Control for the Year of 2013

Voting result: 5 for, 0 against, with no abstention

5.	Passed the Proposal on the Overall Risk Management Report for the Year of 2013

Voting result: 5 for, 0 against, with no abstention

6.	Passed the Proposal on the Report of Working Plan with regard to Internal Control for the Year of 2014

Voting result: 5 for, 0 against, with no abstention

7.	Passed the Proposal on the Risk Preference Statement for the Year of 2014

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

April 25, 2014